Exhibit 99.1

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

18 May 2021

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam
Results for Announcement to the Market

James Hardie announced today its results for the 4th quarter and year ended 31 March 2021 and has filed the following documents with the ASX:

•	Appendix 4E: Preliminary Final Report for the year ended 31 March 2021
•	Media Release
•	Management’s Analysis of Results for the year ended 31 March 2021
•	Management Presentation
•	Consolidated Financial Statements for the year ended 31 March 2021
•	KPMG Actuarial Report for the year ended 31 March 2021

Copies of these documents are available on James Hardie’s investor relations website at www.ir.jameshardie.com.au.

Yours faithfully

Jason Miele
Chief Financial Officer

This announcement has been authorised for release by the Chief Financial Officer, Mr Jason Miele.
James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Chairman, USA), Andrea Gisle Joosen (Sweden), David Harrison (USA),
Persio Lisboa (USA), Anne Lloyd (USA), Moe Nozari (USA), Rada Rodriguez (Sweden),
Suzanne Rowland (USA), Dean Seavers (USA), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Jack Truong (USA)
Company number: 485719
ARBN: 097 829 895